OPERATING AGREEMENT

FOR

NY UNION, LLC

January 5, 2023

Operating Agreement
Of
NY UNION, LLC

This Operating Agreement of NY Union, LLC, a limited liability company organized pursuant to the New York Limited Liability Company Law ("Law"), is entered into and is effective as of the Effective Date, January 5, 2023 by and among the persons executing this Agreement as Members.

1. Definitions

The terms and conditions used in this Agreement shall have the meanings set forth below, or if not so defined, the meanings set forth in Section 102 of the Law.

"Law" means the New York Limited Liability Law, and all amendments.

"Additional Member" means a Member other than an initial Member or a substitute Member who has acquired a Membership interest in the Company.

"Agreement" means this Operating Agreement, as originally executed and as it may be amended from time to time.

"Articles of Organization" means the Articles of Organization of the Company filed or to be filed with the Department of State of New York for the purpose of forming the Company, pursuant to the Law, as amended.

"Assignee" means the transferee of a Membership Interest who has not been admitted as a substituted Member.

"Bankrupt Member" means a Member who (a) has become the subject for an order for relief under the United States Bankruptcy Code, or (b) has initiated, either in an original proceeding or by way of answer in any state, insolvency receivership proceeding, an action for liquidation arrangements, composition, readjustment, dissolution or similar relief.

"Capital Account" as of any date means the capital contribution to the Company by a Member, adjusted as of that date pursuant of this Agreement.

"Capital Contribution" means any Member's contribution to the capital of the Company in cash, property, services rendered or a promissory note or other binding obligation to contribute cash or property or to render services.

"Capital Interest" means the proportion that the Member's positive capital account bears to the aggregate positive capital accounts of all Members whose capital accounts have positive balances, as may be adjusted from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any superseding federal revenue statute.

"Company" refers to NY Union, LLC and any successor limited liability company.

"Company Property" means any Property owned by the Company.

"Default Interest Rate" means the higher of the legal rate or the then prime rate quoted in The Wall Street Journal plus one percent.

"Deficit Capital Account" means with respect to any Member, the deficit balance, if any, in that Member's Capital Account as of the end of the taxable year, after making the following adjustments:

(1) Credit to the Capital Account any amount that the Member is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, as well as any addition to it pursuant to the next to last sentence

of Sections 1.704-2(g)(1) and (i)(5) of the Treasury Regulations, after taking into account any changes during the year in partnership minimum gain (as determined in accordance with Treasury Regulations Section 1.704-2(d)) and in the minimum gain attributable to any partner's nonrecourse debt (as determined under Treasury Regulations Section 1.704-2(i)(3)); and

(2) Debit to the Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Deficit Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

"Distributable Cash" means all cash, revenues and funds received by the Company from Company operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on the Company's indebtedness and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) Reserves.

"Disposition" (**"Dispose"**) means any sale, assignment, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

"Disassociation" means any action that causes a person to cease to be a Member as described in Article 13 hereof.

"Dissolution Event" means an event results in the dissolution of the Company under Article 14 unless the Members agree to the contrary.

"Distribution" means any cash and other property paid by the Company to a Member in his, her or its capacity as a Member.

"Economic Interest" means a Member's or Economic Interest Owner's share of one or more of the Company's net profits, net losses and distributions of the Company's assets pursuant to this Operating Agreement and the Law, but it does not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members or Managers.

"Economic Interest Owner" means the owner of an economic interest who is not a Member.

"Effective Date" means January 5, 2023.

"Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association, or any foreign trust or foreign business organization.

"Fiscal Year" means the fiscal year of the Company, which will be the year ending December 31.

"Gifting Member" means any Member or Economic Interest Owner who gifts, bequeaths or otherwise transfers for no consideration (by operation of law or otherwise, except with respect to bankruptcy) all or any part of its Membership Interest or Economic Interest.

"Majority Interest" means one or more interests of Members which, taken together, exceed 50 percent of the aggregate of all Capital Interests.

"Manager" means one or more Managers. References to the Manager in the singular or as him, her, it, itself, or other like references will also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

"Member" means each of the parties who executes a counterpart of this Operating Agreement as a Member, and each of the parties who may subsequently become Members in accordance with Article 12. To the extent a Manager has acquired a Membership Interest in the Company, he or she will have all the rights of a Member with respect to that Membership Interest, and the term "Member" as used here includes a Manager to the extent he or she has purchased the Membership Interest in the Company. If a Person is a Member immediately prior to the purchase or other acquisition of an Economic Interest, such person will have all the rights of a Member with respect to the purchased or otherwise acquired Membership Interest or Economic Interest, as the case may be. The term includes initial members, substituted members and additional members.

"Membership Interest" means a Member's entire interest in the Company, including Member's Economic Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement and the Law.

"Net Losses" means the losses and deductions of the Company, determined in accordance with accounting principals consistently applied from year to year employed under the method of accounting adopted by the Company, and as reported separately or in the aggregate, as appropriate, on the Company's tax return filed for federal income tax purposes.

"Net Profits" means the Company's income and gains, determined in accordance with accounting principals consistently applied from year to year employed under the method of accounting adopted by the Company, and as reported separately or in the aggregate, as appropriate, on the Company's tax return filed for federal income tax purposes.

"Person" means any association, corporation, stock company, estate, general partnership (including any Registered Limited Liability Partnership or Foreign Limited Liability Partnership), limited association, limited liability company (including a professional service limited liability company), foreign limited liability company, joint venture, limited partnership, natural person, real estate investment trust, business trust or other trust, custodian, nominee or other individual in its own or any representative capacity. In addition, the term means the heirs, executors, administrators, legal representatives, successors and assigns of that "Person" where the context so permits.

"Proceeding" means any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator or governmental agency may enter a judgment, order, decree or other determination that, if not appealed and reversed, would be binding on the Company, a Member or other Person subject to the jurisdiction of that court, arbitrator or governmental agency.

"Property" means any Property, real or personal, tangible or intangible, including money and any legal or equitable interest in Property, but excluding services and promises to perform future services.

"Reserves" means, with respect to any fiscal period, funds set aside or amounts allocated during that period to Reserves that must be maintained in an amount deemed sufficient by the Managers for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Resignation" means the act by which a Manager ceases to be a Manager.

"Selling Member" means any Member or Economic Interest Owner who desires to or does sell, assign, pledge, hypothecate or otherwise transfers for a consideration all or any portion of the Member's Membership Interest or Economic Interest.

"Taxable Year" means the taxable year of the Company as determined pursuant to Section 706 of the Code.

"Taxing Jurisdiction" means any state, local or foreign government that collects tax, interest or penalties, however designated, and any Member's share of the income or gain attributable to the Company.

"Transferring Member" collectively means a Selling Member and a Gifting Member.

"Treasury Regulations" means all proposed, temporary and final regulations promulgated under the Code as from time to time in effect.

2. Organization

2.1 Formation

One or more Persons has acted as an organizer or organizers to form the Company as a limited liability company by preparing, executing and filing with the New York Department of State Articles of Organization pursuant to the Law.

2.2 Agreement

In consideration of the mutual covenants contained here, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, the Members executing this Agreement agree to the terms and conditions of this Agreement as it may be from time to time amended according to its terms. The Members expressly intend that the Agreement be the sole source of agreement of the parties, and except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to the Code or Regulations, or is expressly prohibited or ineffective under the Law, even when inconsistent with or different from the provisions of the Law or any other law or rule. To the extent that any Agreement provision is prohibited or ineffective under the Law, the Agreement is considered amended to the smallest degree possible in order to make the Agreement effective under the Law. If Law is subsequently amended or interpreted in such a way to make any formerly invalid provision of the Agreement valid, the provision will be considered to be valid from the effective date of the interpretation or amendment.

2.3 Name

The name of the Company is NY Union, LLC, and all business of the Company will be conducted under that name or any other name, but in any case, only to the extent permitted by applicable law.

2.4 Effective Date

This Agreement is effective on the date of the Effective Date.

2.5 Principal Place of Business

The Company's principal place of business within the State of New York will be 621 Hiawatha Blvd West, in Onondaga County, Syracuse, New York 13204. The Company may establish any other places of business as the Managers deem advisable.

2.6 Registered Office and Registered Agent

The Company shall initially have no Registered Agent. The Registered Agent may be changed from time to time by filing the address of the new Registered Agent with Department of State pursuant to the Law.

2.7 Term

The Company's term is perpetual from the date of filing of the Articles of Organization, unless the Company is dissolved, and its affairs wound up in accordance with the Law or this Agreement.

3. Business of Company

3.1 Nature of Business

The Company's purpose and business is:

      (a)   To accomplish any lawful business whatsoever, or that will at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

(b) To exercise all other powers necessary to or reasonably connected with the Company's business that may be legally exercised by limited liability companies under the Law.

(c) To engage in all activities necessary, customary, or convenient, or incident to any of the foregoing.

3.2 Other Business Activities

The authority granted to the Managers to bind the Company is limited to the actions necessary or convenient to this business.

4. Members

4.1 Names

The initial Members are James H. Smith and James Paola, each of whom shall own an equal Fifty Percent (50%) Membership Interest in the Company.

4.2 Additional Members

In the event that a Person is subsequently admitted as an Additional Member in accordance with Section 12, that Person's name, address and Capital Contribution shall be added as an exhibit to this Agreement.

4.3 Membership Certificates

a) Membership Interests in the Company may be represented by certificates. Any such certificates will be numbered and entered in the books of the Company as they are issued. They will state the holder of the Membership Interest and the numerical percentage or other designation of the Member's Interest, and will be signed by the Managers.

b) The Managers may issue a new certificate or certificates in place of any certificate or certificates issued by the Company, alleged to have been lost or destroyed, on the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing the issue of a new certificate or certificates, the Managers may, and as a condition precedent to the issuance, require the owner of the lost or destroyed certificate or certificates, or his or her legal representative, to advertise the loss or destruction in any manner that the Managers may require, and/or give the Company a bond in a sum and with a surety or sureties as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate or certificates alleged to be lost or destroyed.

c) On proof of compliance with the provisions of Article 11 relating to transfer of Membership Interests, and on surrender to the Company of a certificate for Membership Interests, duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Company will issue a new certificate to the Person entitled to it and cancel the old certificate; a record of every transfer will be entered on the transfer book of the Company, which will be kept at its principal office.

d) The Company is entitled to treat the owner of record of any Membership Interest certificates as the holder of that certificate, and accordingly is not bound to recognize any equitable claim to or interest in the certificate on the part of any other Person, whether or not it has express or other notice of the claim or interest, except as expressly provided by the laws of New York.

e) Membership certificates will not be issued to holders who own Economic Interests only.

5. Member Rights and Duties

5.1 Management Rights

All Members (other than Assignees) who have not dissociated are entitled to vote on any matter submitted to a vote of the Members. The following actions require the vote or consent of the Members:

(a) Any amendment to this Agreement.

(b) The admission of an Assignee as a Member.

(c) The Company's continuation after a Dissolution Event.

(d) The annual operating budget of the Company or non-budgeted Company expense exceeding Five Thousand Dollars ($5,000.00).

(e) Any transaction, agreement, matter, event, occurrence, change in facts, conditions or other change or effect which will result or could reasonably be expected to be material to the Company, its business, its prospects, operations or results of operations, the condition (financial or otherwise) of the Company or any material asset (including, without limitation, any material contract).

5.2 Member Approval

Unless otherwise specifically provided herein, whenever any matter is required or allowed to be approved or consented to by the Members or the Remaining Members under the Law or this Agreement, the matter will be considered approved or consented to on the receipt of the affirmative approval or consent, either in writing or at a meeting of the Members, of Members having Membership Interests in excess of sixty percent (60%) of the Membership Interests entitled to vote on a particular matter. Assignees and, in the case of approvals to withdrawal where consent of the remaining Members is required, disassociating Members will not be considered Members entitled to vote for the purpose of determining a Majority. In the case of a Member who has disposed of that Member's entire Membership Interest to an Assignee, but has not been removed as provided in Section 11.6 (b), the Capital Account of that Assignee will be considered in determining the vote or consent of the Members.

5.3 Limitation of Liability

Members are not liable for any debts, obligations or liabilities of the Company or each other, whether arising in tort, contract or otherwise, solely by reason of being a Member. However, each Member remains personally liable for payment of his, her or its Capital Contribution as set forth in the Law or as otherwise provided in this Agreement.

5.4 Books and Records

The Company will maintain and preserve during the Company's term all accounts, books, minutes of Member meetings, and all other relevant Company documents. On reasonable request, each Member and each Economic Interest Owner has the right, during ordinary business hours and at the Company's principal place of business, to inspect and copy the records and documents of the Company as set forth in Section 1102 of the Law, at the requesting Member's or Economic Interest Owner's expense.

5.5 Sale of All Assets

The Members have the right, by the vote or written consent of Members holding at least sixty percent (60%) of all Capital Interests, to approve the sale, lease, exchange or other disposition of all or substantially all of the Company's assets which is to occur as part of a single transaction or plan.

5.6 Priority and Return of Capital

Except as expressly provided in Article 8 or 9, no Member has priority over any other Member, whether for the return of a Capital Contribution or for Net Profits, Net Losses or a Distribution; provided, however, that this Section does not apply to loans or other indebtedness (as distinguished from a Capital Contribution) made by a Member to the Company.

5.7 Liability to Company

A Member who rightfully receives the return of any portion of a Capital Contribution is liable to the Company only to the extent now or subsequently provided by the Law. A Member who receives a Distribution made by the Company in violation of this Agreement, or made when the Company's liabilities exceed its assets (after giving effect to the Distribution) is liable to the Company for the amount of the Distribution.

5.8 Financial Adjustments

No Members admitted after the date of this Agreement are entitled to any retroactive allocations of losses, income or expense deductions incurred by the Company. The Manager may, at the Manager's discretion, at the time a Member is admitted, close the Company's books and records (as though the Fiscal Year had ended) or make pro rata allocations of loss, income and expense deductions to that Member for that portion of the Fiscal Year in which that Member was admitted in accordance with the Code.

5.9 Representations and Warranties

Each Member, and in the case of an organization, the person(s) executing the Agreement on the organization's behalf, represents and warrants to the Company and each other Member and Manager that: (a) if that Member is an organization, it is duly organized, validly existing, and in good standing under the law of its state of organization, and has full organizational power to execute and agree to the Agreement to perform its obligations under the Agreement; (b) the Member is acquiring its interest in the Company for the Member's own account as an investment and without intent to distribute the interest; and (c) the Member acknowledges that the interests have not been registered under the Securities Act of 1933 or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from those requirements.

5.10 Conflicts of Interest

(a) Without approval of the Members, no Member shall enter into transactions that may be considered competitive with the Company, or into a business opportunity that would otherwise be beneficial to the Company. Members must account to the Company and hold as trustee for it any property, profit or benefit derived by the Member in violation hereof and related to a matter involving a conflict of interest.

(b) A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a non-Member, subject to other applicable law. No transaction with the Company will be voidable solely because a Member has a direct or indirect interest in the transaction if either (i) the transaction is fair to the Company, or (ii) disinterested Members, knowing the material facts of the transaction and the Member's interest, authorize, approve or ratify the transaction.

6. Manager Rights and Duties

6.1 Management

The Company's business and affairs will be managed by one or more Managers. The Managers will direct, manage and control the Company's business to the best of their ability. Except for situations in which Member approval is expressly required by this Operating Agreement or by nonwaivable provisions of law, the Managers have full authority and discretion to manage and control the Company's business, affairs and properties, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Operating Agreement or the Law.

6.2 Number, Tenure and Qualifications

The Company will initially have two Managers: James H. Smith will serve as the Company's general Manager and James Paola will serve as the Company's associate Manager. The number of Managers of the Company and their powers may be amended from time to time by the vote or written consent of initial Members holding at least sixty percent (60%) of the Membership Interests. Each Manager shall hold office until removed or a resignation is submitted. Managers are elected or discharged by the vote or written consent of Members holding at least sixty percent (60%) of all Membership Interests and need not be residents of the State of New York or Members of the Company.

6.3 Certain Powers

Expressly subject to requirements of Section 5.1 specifying matters and actions requiring a vote of Members, and with respect to Company expenditures, provided such expenditure is an approved budgeted expense, the Managers shall have the power and authority, on the Company's behalf to:

(a) Purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of, to any Person any property.

(b) Open bank accounts and otherwise invest the Company's funds.

(c) Borrow money for the Company from banks or other lending institutions and on terms as the Members deem appropriate, and in connection with this power, to hypothecate, encumber or grant security interests in the Company's assets to secure repayment of the borrowed sums. No debt may be contracted, nor liability incurred by or on behalf of the Company except by the Managers or, to the extent permitted under the Law, by agents or employees of the Company expressly authorized to contract such debt or incur liability by the Managers.

(d) Purchase insurance on the Company's business and assets.

(e) Commence lawsuits and other proceedings.

(f) Enter into any agreement, instrument or other writing.

(g) Retain accountants, attorneys or other agents.

(h) If approved by the Members holding a Majority of Membership Interests, the Managers and each of those Members have the right to make a filing under the federal Bankruptcy Code.

(i) Take any other lawful action that the Managers consider necessary, convenient or advisable in connection with any Company business.

6.4 Binding Authority

Unless authorized to do so by the Managers, no attorney-in-fact, employee or other agent of the Company has any power or authority to bind the Company in any way, to pledge its credit or to render it pecuniarily liable for any purpose. No Member has any power or authority to bind the Company unless the Member has been authorized by the Managers to act as an agent of the Company in accordance with the previous sentence.

6.5 Liability for Certain Acts

Each Manager must perform his or her duties as Manager in good faith, in a manner he or she reasonably believes to be in the best Company's interests, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager who so performs the duties as Manager does not have any liability by reason of being or having been a Manager of the Company. The Manager does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the Company operations. The Manager is not liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage was the result of fraud, deceit, gross negligence, willful misconduct, or a wrongful taking by the Manager.

6.6 No Exclusive Duty to Company

The Managers are not required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member has any right pursuant to this Agreement to share or participate in the other business interests or activities of the Managers or in the income or proceeds derived from them. The Managers incur no liability to the Company or any Member as a result of engaging in any other business interests or activities.

6.7 Indemnification

The Company must indemnify and hold harmless the Managers from and against all claims and demands to the maximum extent permitted under the Law.

6.8 Resignation

Any Manager may resign at any time by giving written notice to the Company, with a copy to each Member. The resignation of any Manager takes effect on receipt of notice by the Company or at any later time specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation is not necessary to make it effective. The resignation of the Manager who is also a Member does not affect the Manager's rights as a Member and does not constitute a withdrawal of the Member.

6.9 Removal

Any Manager may be removed or replaced with or without cause by the vote of Members. The removal of a Manager who is also a Member will not affect the Manager's rights as a Member and will not constitute a withdrawal of the Member.

6.10 Vacancies

Any vacancy occurring for any reason in the number of Managers may be filled by the vote or written consent of the Membership Interests. A Manager elected to fill a vacancy is elected for the unexpired term of the Manager's predecessor in office and holds office until the expiration of the term and until the Manager's successor has been elected and qualified. A Manager chosen to fill a position resulting from an increase in the number of Managers holds office until the next annual meeting of Members and until a successor has been elected and qualified.

6.11 Salaries

Each Manager will be reimbursed for all reasonable expenses incurred in managing the Company. The salaries and other compensation of the Managers will be fixed from time to time by the vote or written consent of the Members. No Manager is prevented from receiving such a salary or other compensation because the Manager is also a Member.

6.12 Officers

The Members or Managers may appoint officers of the Company, including but not limited to a President, one or more Vice Presidents, a Secretary, and a Treasurer. The same person may hold any two or more offices simultaneously. Each officer shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

7. Member Meetings

7.1 Annual Meeting

An annual meeting of the Members may be held on such date and time as determined by the Managers for the purpose of the transaction of any business that may come before the meeting.

7.2 Special Meetings

Special meetings of the Members, for any purpose or purposes, may be called by any Manager or any Member or group of Members holding collectively not less than thirty percent (30%) of the Membership Interests.

7.3 Place

Meetings of the Members may be held at any place, within or outside the State of New York for any Member meeting designated in any notice of the meeting. If no designation is made, the place of any meeting will be the Company's chief executive office.

7.4 Notice of Meetings

Written notice stating the place, day and hour of the meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting, stating the purpose or purposes for which the meeting is called, must be delivered no fewer than one nor more than ten days before the date of the meeting.

7.5 Record Date

For the purpose of determining the Members entitled to notice of or to vote at any meeting of Members or any adjournment of the meeting, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed is the record date for making a determination. When a determination of Members entitled to vote at any meeting of Members has been made pursuant to this section, the determination applies to any adjournment of the meeting.

7.6 Quorum

Members holding not less than a majority of all Membership Interests, representing in person or by proxy, constitute a quorum at any meeting of Members. In the absence of a quorum at any Member meeting, a majority of the Membership Interests so represented may adjourn the meeting from time to time without further notice. However, if the adjournment is more than ten days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each Member of record entitled to vote at the meeting. At an adjourned meeting at which a quorum must be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of Membership Interests whose absence results in less than a quorum being present.

7.7 Manner of Acting

If a quorum is present at any meeting, the vote or written consent of Members holding not less than sixty percent (60%) of Membership Interests is the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement.

7.8 Proxies

At all Member meetings, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. The proxy must be filed with the Managers before or at the time of the meeting. No proxy will be valid after six months from the date of its execution, unless otherwise provided in the proxy.

7.9 Member Action Without Meeting

(a) Whenever the Members are required or permitted to take any action by vote or consent, action may be taken without a meeting, without prior notice and without a vote, if written consent or consents, setting forth the action taken are signed by the Members who hold the Membership Interests, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote at the meeting were present and voted, and are delivered to the office of the Company, its principal place of business, or a Manager, employee or agent of the Company.

(b) Every written consent must bear the date of signature of each Member who signs the consent, and no written consent is effective to take the action referred to in it unless, within ten days of the earliest dated consent delivered in the manner required by this section to the Company, written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business, or a Manager, employee or agent of the Company having custody of the Company records.

(c) Delivery of consents to such office or principal place of business of Manager, employee or agent must be by hand, including messenger or other courier, or by certified or registered mail, return receipt requested.

(d) Prompt notice of the taking of the action without a meeting by less than unanimous written consent must be given to each Member who has not consented in writing but who would have been entitled to vote on the action had the action been taken at a meeting.

7.10 Waiver of Notice

Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a meeting, in person or by proxy, without protesting prior to the meeting's conclusion the lack of notice of that meeting, constitutes a waiver of notice by him or her.

7.11 Voting Agreements

An agreement between two or more Members, if in writing and signed by them, may provide that in exercising any voting rights, the Membership Interests held by them will be voted as provided in the agreement, or as they may agree, or as determined in accordance with a procedure agreed on by them.

8. Contributions and Capital Contributions

8.1 Capital Contributions

The initial Members shall contribute initial Capital Contribution.

8.2 Additional Contributions

Except as set forth in Section 8.1, no Member is required to make any Capital Contributions. To the extent unanimously approved by the Managers, from time to time, the Members may be permitted to make additional Capital Contributions if and to the extent they so desire, and if the Managers determine that those additional Capital Contributions are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification). In such event, the Members may (but are not obligated) to participate in those additional Capital Contributions on a pro rata basis in accordance with their Membership Interests.

8.3 Capital Accounts

A Capital Account will be established and maintained for each Member and each Assignee. Each Member's Capital Account will be increased by the value of each Capital Contribution made by the Member, allocations to the Member of the Net Profits and any other allocations to the Member of income pursuant to the Code. Each Member's Capital Account will be decreased by the value of each Distribution made to the Member by the Company, allocations to the Member of Net Losses, and other allocations to the Member pursuant to the Code.

8.4. Transfers

On a permitted sale or other transfer of a Membership Interest in the Company, the Capital Account of the Member transferring his, her or its Membership Interests will become the Capital Account of the Person to which or whom the Membership Interest is sold or transferred in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

8.5 Modifications

The manner in which Capital Accounts are to be maintained pursuant to this section is intended to comply with the requirements of Section 704(b) of the Code. If, in the opinion of the Managers, the manner in which Capital Accounts are to be maintained pursuant to this Agreement should be modified to comply with Section 704(b) of the Code, then the method in which Capital Accounts are maintained will be so modified; provided, however, that any change in the manner of maintaining Capital Accounts will not materially alter the economic agreement between or among the Members.

8.6 Deficit Capital Account

Except as otherwise required in the Law or this Agreement, no Member has any liability to restore all or any portion of a deficit balance in a Capital Account.

8.7 Withdrawal or Reduction of Capital Contributions

A Member will not receive from the Company any portion of his or her Capital Contribution until all indebtedness and liabilities of the Company, except any indebtedness, liabilities and obligations to Members on account of their Capital Contributions, have been paid or there remains property of the Company, in the sole discretion of the Managers, sufficient to pay them. No distributions will be made from the Capital Contributions of a Member without the consent of Members owning sixty percent (60%) of Membership Interests in the Company. A Member, irrespective of the nature of the Capital Contribution of that Member, has only the right to demand and receive cash in return for the Capital Contribution.

9. Allocations and Distributions

9.1 Allocations of Profits and Losses

The Net Profits and the Net Losses of the Company for each Fiscal Year will be allocated to each Member in accordance with the ratio of the value of his, her or its Capital Account bears to the value of all Capital Accounts in the aggregate or as otherwise approved and agreed to by the Members in accordance with Section 5.2.

9.2 Distributions

Except for a Distribution on Dissolution in accordance with Section 14.2 (c), the Members may, from time to time, in accordance with Section 5.2, make Distributions to some or all of the Members as they deem appropriate; including but not limited to, in consideration and recognition of the amount of time devoted to the Company by each Member.

9.3 Offset

The Company may offset all amounts owing to the Company by a Member against any Distribution to be made to the Member.

9.4. Limitation on Distributions

No Distribution will be declared and paid unless, after such Distribution is made, the assets of the Company are in excess of all liabilities of the Company.

9.5 Interest on and Return of Capital Contributions

No Member is entitled to interest on his or her Capital Contribution, or to a return of his, her, or its Capital Contribution, except as specifically set forth in this Agreement.

9.6 Accounting Principles

The profits and losses of the Company will be determined in accordance with accounting principles applied on a consistent basis using the cash method of accounting. It is intended that the company will elect those accounting methods that provide the greatest tax benefits.

9.7 Accounting Period

The accounting period of the Company will be the calendar year.

9.8 Loans to Company

Nothing in this Operating Agreement prevents any Member from making secured or unsecured loans to the Company by agreement with the Company.

9.9 Records, Audits and Reports

At the expense of the Company, the Manager will maintain books, records and accounts of all operations and expenditures of the Company in accordance with Section 1102 of the Law. At a minimum, the Company will keep at its principal place of business the following records:

 (a) A current list of the full name and last known business, residence, or mailing address of each Member, Economic Interest Owner and Manager, both past and present;

 (b) A copy of the Articles of Organization of the Company and all amendments to it, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

 (c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the four most recent years;

 (d) Copies of the Company's currently effective written Operating Agreement, copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three most recent years;

 (e) Minutes of every annual, special, and court-ordered meeting; and

 (f) Any written consents obtained from Members for actions taken by Members without a meeting.

10. Taxes

10.1 Tax Returns

The Managers must cause to be prepared and filed all necessary federal and state income tax returns for the Company. Copies of such returns or pertinent information from them, will be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. Each Member must furnish to the Managers all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

10.2 Tax Elections

Company will make the following elections on the appropriate tax returns:

    (a) To adopt the calendar year as the Fiscal Year;

    (b) To adopt the cash method of accounting and keep the Company's books and records on the income tax method;

    (c) If a Distribution as described in Section 734 of the Code occurs, or if a transfer of a Membership Interest described in Section 743 of the Code occurs, on the written request of any Member, to elect to adjust the basis of the property of the Company pursuant to Section 754 of the Code;

    (d) To elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company under Section 195 of the Code ratably over a period of 60 months as permitted by Section 709(b) of the Code; and

    (e) Any other election that the Managers deem appropriate and in the best interests of the Members. Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provisions of this Agreement will be interpreted to authorize any such election.

10.3 Tax Matters Partner

The Managers must designate one Manager to be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code. Any Manager who is designated "tax matters partner" must take any action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code.

11. Disposition of Interests

11.1 General

Except as otherwise specifically provided in this Agreement, neither a Member nor an Economic Interest Owner has the right to:

    (a) Sell, assign, pledge, hypothecate, transfer, exchange or otherwise transfer for consideration (collectively, "sell") any or all of their Membership Interest or Economic Interest.

    (b) Gift, bequeath or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy) all or any part of its Membership Interest or Economic Interest.

11.2 Gift of Membership Interest

A Transferring Member may gift or bequest all or any portion of its Membership Interest or Economic Interest (without regard to Sections 11.3 (a-c)), provided that the donee or other successor-in-interest (collectively, "donee") complies with Section 11.4, and further provided that the donee is the Gifting Member's spouse, or immediate family member.

11.3 Sale of Membership Interest

(a) If a Selling Member desires to sell all or any portion of its Membership Interest or Economic Interest to another person, the Selling Member must obtain from such purchaser a bona fide written offer to purchase the interest, stating the terms and conditions on which the purchase is to be made. The Selling Member must give written Notice to the remaining Members of its intention to transfer the interest, with a copy of the bona fide written offer to purchase the interest.

(b) Each of the remaining Members, on a basis pro rata to their Capital Interests or on a basis pro rata to the Capital Interests of those remaining Members exercising their right of first refusal, has the right to exercise a right of first refusal to purchase all (but not less than all) of the interest proposed to be sold by the Selling Member on the same terms and conditions as stated in the bona fide written offer to purchase by giving Notice to the Selling Member of their intention to do so within five days after receiving written notice from the Selling Member. The failure of the remaining Members to so notify the Selling Member of their desire to exercise this right of first refusal with respect to all of the interest desired to be sold within five days results in the termination of the right of first refusal, and the Selling Member is entitled to consummate the sale of its interest in the Company, or the portion of its interest, if any, with respect to which the right of first refusal has not been exercised, to the third party purchaser.

(c) In the event the remaining Members (or any or more of the remaining Members) give written notice to the Selling Member of their desire to exercise this right of first refusal and to purchase all of the Selling Member's interest in the Company which the Selling Member desires to sell on the same terms and conditions as are stated in the bona fide written offer to purchase, the remaining Members have the right to designate the time, date and place of closing, provided that the date of closing will be the later of the date set forth for closing in the bona fide offer or within thirty (30) days after receipt of written notification from the Selling Member of the third party offer to purchase.

11.4 Conditions of Transfer

In the event of either the purchase of the Selling Member's interest in the Company by a third party purchaser or a gift of an interest in the Company (including an Economic Interest), the Managers may require the Selling Member or Gifting Member and/or the proposed purchaser, donee or successor-in-interest to execute, acknowledge and deliver to the remaining Members, the instruments of transfer, assignment and assumption and other certificates, representations and documents, and to perform all other acts which the Managers deem necessary or desirable to:

(a) Constitute the purchaser, donee or successor-in-interest as a Member;

(b) Confirm that the person desiring to acquire an interest or interests in the Company, or to be admitted as a Member, has agreed to be subject and bound by all of the terms, obligations and conditions of the Operating Agreement, as may have been further amended (whether such Person is to be admitted as a new Member or will merely be an Economic Interest Owner);

(c) Preserve the Company after the completion of the sale, transfer, assignment, or substitution under the laws of each jurisdiction in which the Company is qualified, organized or does business;

(d) Maintain the status of the Company as a partnership for federal tax purposes; and

(e) Assure compliance with any applicable state and federal laws, including securities laws and regulations.

11.5 Effective Date

Any sale or gift of a Membership Interest or Economic Interest or admission of a Member in compliance with this Article 11 is deemed effective as of the last day of the calendar month in which the remaining Members' consent to it was given or, if no such consent was required pursuant to Section 11.2, then on the date that the donee or successor interest complies with the provisions of Section 11.4. The Selling Member agrees, on request of the Managers, to execute certificates or other documents and perform other acts as reasonably requested by the Managers from time to time in connection with the sale, transfer, assignment or substitution. The Selling Member indemnifies the Company and the remaining Members against any and all loss, damage or expense (including, without limitation, tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer or purported transfer in violation of this Article 11.

11.6 Transferee Not Member in Absence of Unanimous Consent

(a) Notwithstanding anything contained in this operating agreement to the contrary (including, without limitation, Section 11.3), if all of the remaining Members do not approve by unanimous consent of the proposed sale or gift of the Transferring Member's Membership Interest or Economic Interest to a transferee or donee who is not a Member immediately prior to the sale or gift, then the proposed transferee or donee has no right to participate in the management of the business and affairs of the Company or to become a Member. The transferee or donee will be merely an Economic Interest Owner. No transfer of a Member's interest in the Company (including any transfer of the Economic Interest or any other transfer which has not been approved by unanimous written consent of the Members) will be effective unless and until written notice (including the name and address of the proposed transferee or donee and the date of transfer) has been provided to the Company and the non-transferring Member(s).

(b) Contemporaneously with any sale or gift of a Transferring Member's Economic Interest in the Company which does not at the same time transfer the balance of the rights associated with the Economic Interest transferred by one Transferring Member (including, without limitation, the rights of the Transferring Member to participate in the management of the business and affairs of the Company), the Company must purchase from the Transferring Member, and the Transferring Member shall sell to the Company, for a purchase price of fair market value, all remaining rights and interests retained by the Transferring Member which immediately prior to such sale or gift were associated with the transferred Economic Interest.

11.7 Company Purchase of Membership Interest

The Company shall have the right at any time to purchase a Member's Membership Interest in in the event of: (i) a Member's ceasing to be associated, actively involved or devoting time with the Company; (ii) a Member's continued or willful refusal to abide by or comply with this Agreement or then existing Company's policies and procedures; (iii) a Member's willful dishonesty, fraud or misconduct with or without respect to the business or affairs of the Company which, in the reasonable judgment of the Manager and/or a majority of the Members, materially and adversely affects the Company or is materially detrimental to the interests or reputation of the Company; (iv) a Member's conviction of, or a plea of nolo contendere to, a felony or other crime involving moral turpitude; or (v) the commission of any act in direct or indirect competition with or is materially detrimental to the best interests of the Company. The procedure for such redemption or purchase, including the giving of notice, if any, shall be determined by the Managers, acting reasonably.

12. Admission of Assignees and Additional Members

12.1 Admission of New Members or Assignees

From the date of the formation of the Company, any Person or Entity acceptable to the Members may become a Member in the Company, subject to the terms and conditions of this Operating Agreement, either by the Company's issuance of Membership Interests for such consideration that the Members determine by their votes, or as an Assignee of a Member's Membership Interest or a portion of it.

12.2   No Retroactive Allocations

No new Members are entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Manager or Managers may, at his, her or their option, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated under it.

13.   Dissociation of Member

13.1   Dissociation

A Person ceases to be a Member and disassociated from the Company on the happening of any of the following events (a "Withdrawal Event"):

(a)   The withdrawal of a Member with the consent of the remaining Members;

(b)   A Member becoming a Bankrupt Member;

(c)   In the case of a Member who is a natural person, the death of the Member or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person estate;

(d)   In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

(e)   In the case of a Member that is a separate Organization other than a corporation, the dissolution and commencement of winding up of the separate Organization;

(f)   In the case of a Member that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; or

(g)   In the case of a Member which is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company.

13.2   Rights of Dissociating Member

In the event of a Withdrawal Event prior to the expiration of the Company's stated term of existence as set forth in the Articles of Organization, or in Section 2.7 above:

(a)   If the dissociation causes a dissolution and winding up of the Company under Article 14, the Member is entitled to participate in the winding up of the Company to the same extent as any other Member, except that any Distributions to which the member would have been entitled will be reduced by the damages sustained by the Company as a result of the Dissolution and winding up;

(b)   If the dissociation does not cause a dissolution and winding up of the Company under Article 14, the Member is entitled to an amount equal to the value of the Member's Membership Interest in the Company, to be paid within twelve months of the date of dissociation. Notwithstanding the foregoing, if the dissociation is other than as a result of the death or incompetence of the Member, the Managers may pay the value of the Member's Membership Interest in the Company out over a period not to exceed three years, provided that the dissociating Member is entitled to participate as an Assignee in the Company until the value of such interest (plus interest at the Default Interest Rate) is paid in full. The value of the Member's Membership Interest includes the amount of any Distributions to which the Member is entitled under the Agreement and the fair value of the Member's Membership Interest as of the date of dissociation, based upon the Member's right to share in distributions from the Company, reduced by any damages sustained by the Company as a result of the Member's dissociation; or

(c) If the dissociation is a consensual withdrawal pursuant to Section 13.1 (a), then the disposition of the Member's interest is to be provided in the terms of the consent to withdraw.

14. Dissolution and Winding Up

14.1 Dissolution

The Company is dissolved, and its affairs must be wound up upon the first to occur of the following Dissolution Events:

(a) The latest date on which the Company is to dissolve as set forth in Section 2.7;

(b) The vote or written consent of the Members;

(c) Any other event that constitutes dissolution, unless within ten (10) days after such event, the Company is continued by the vote or written consent of the remaining Members, and there are at least two (2) remaining Members.

14.2 Winding Up

On dissolution of the Company, the Managers may, in the name of and on behalf of the Company, prosecute and defend suits, whether civil, criminal or administrative, sell and close the Company's business, dispose of and convey the Company's property, discharge the Company's liabilities, and distribute to the Members any remaining assets of the Company, all without affecting the liability of Members. On winding up of the Company, the assets are to be distributed as follows:

(a) To creditors, including any Member who is a creditor, to the extent permitted by law, in satisfaction of liabilities of the Company, whether by payment or by establishment of adequate reserves, other than liabilities for distributions to Members under the Law;

(b) To Members and former Members in satisfaction of liabilities for Distributions under the Law; and

(c) To Members and owners of Economic Interests, first for the return of their Capital Contributions, to the extent not previously returned, and second, respecting their Membership Interests, in the proportions in which the Members share in Distributions in accordance with this Agreement.

14.3 Articles of Dissolution

Within thirty (30) days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, the Manager must file articles of dissolution with the New York Department Secretary of State pursuant to the Law.

14.4 Deficit Capital Account

On a liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a Deficit Capital Account (after giving effect to all contributions, distributions, allocations and other adjustments for all Fiscal Years, including the Fiscal Year in which such liquidation occurs), the Member has no obligation to make any Capital Contribution, and the negative balance of any Capital Account will not be considered a debt owed by the Member to the Company or to any other Person for any purpose.

14.5 Nonrecourse to Other Members

Except as provided by applicable law or as expressly provided in this Agreement, on dissolution, each Member will receive a return of his, her or its Capital Contribution solely from the assets of the Company. If the assets of the Company remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return any Capital Contribution of any Member, the Member will have no recourse against any other Member.

14.6 Termination

On completion of the dissolution, winding up, liquidation, and distribution of the assets of the Company, the Company is deemed terminated.

15. General Provisions

15.1 Notices

Any notice, demand or other communication required or permitted to be given pursuant to this Agreement is sufficiently given for all purposes if it is in writing and (a) delivered personally to the party or to an executive officer of the party to whom the notice, demand or other communication is directed, or (b) sent by messenger, or by overnight courier, or by registered or certified mail, postage prepaid, addressed to the Member, Manager or the Company at his, her or its address set forth in this Agreement, or such address as the Member, Manager or Company gives notice of. Except as otherwise provided in this Agreement, any notice is deemed given, on delivery, except if sent by registered or certified mail, then ten business days after the date on which it was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as set forth in this section.

15.2 Entire Agreement and Amendments

This Agreement contains the entire agreement among the Members with respect to the subject matter of this Agreement, and supersedes each course of conduct previously pursued or acquiesced in, and each oral agreement and representation previously made, by the Members with respect to them, whether or not relied or acted on. No course of performance or other conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made, by the Members, whether or not relied or acted on, and no usage of trade, whether or not relied or acted on, amends this Agreement or impairs or otherwise affects any Member's obligations pursuant to this Agreement or any rights and remedies of a Member pursuant to this Agreement. No amendment to this Agreement is effective unless made in a writing duly executed by sixty percent (60%) of Members and specifically referring to each provision of this Agreement being amended.

15.3 No Partnership Intended for Nontax Purposes

The Members have formed the Company under the Law, and expressly do not intend to form a partnership under either the New York Uniform Partnership Act or the New York Uniform Limited Partnership Act. The Members do not intend to be partners to one another, or partners as to any third party. To the extent any Member, by work or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation is liable to any other Member who incurs personal liability by reason of such wrongful representation.

15.4 Rights of Creditors and Third Parties Under Agreement

The Agreement is entered into between the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. The Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party has any rights under the Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

15.5 Execution of Additional Instruments

Each Member agrees to execute other and further statements of interests and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

15.6 Telephone Conferences

The Members and/or Managers may participate in a meeting of Members or a meeting of Managers, as the case may be, by means of conference telephone or similar communications equipment in which all Persons participating in the meeting can hear each other, and participation in a meeting constitutes presence of the Person at the meeting.

15.7 Construction

Whenever the singular number is used in this Agreement, and when required by the context, the same includes the plural and vice versa, and the masculine gender includes the feminine and neuter genders and vice versa.

15.8 Waiver

No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement constitutes a waiver of such right or remedy. No waiver by a Member of any right or remedy under this Agreement is effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

15.9 Severability

Whenever possible, each provision of this Agreement is to be interpreted to be effective and valid under applicable law. However, if any provision of this Agreement is prohibited by or invalid under such law, it is deemed modified to conform to the minimum requirements of such law or, if for any reason it is not deemed so modified, it is prohibited or invalid only to the extent of such prohibition or invalidity without the remainder of the Agreement or any other provision being prohibited or invalid.

15.10 Binding

This Agreement is binding on and inures to the benefit of all Members, and each of the successors and assignees of the Members, except that rights or obligations of a Member under this Agreement may be assigned by the Member to another Person without first obtaining the written consent of all other Members.

15.11 Counterparts

This Agreement may be executed in counterparts, each of which is deemed an original and all of which constitutes one and the same instrument.

15.12 Governing Law

This Agreement is governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

In witness whereof, the individuals and entities signing this Agreement below conclusively evidence their agreement to the terms and conditions of this Agreement by so signing this Agreement.

SCANNED SIGNATURE PAGE ON PAGE 22 FOLLOWING

15.5 Execution of Additional Instruments

Each Member agrees to execute other and further statements of interests and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

15.6 Telephone Conferences

The Members and/or Managers may participate in a meeting of Members or a meeting of Managers, as the case may be, by means of conference telephone or similar communications equipment in which all Persons participating in the meeting can hear each other, and participation in a meeting constitutes presence of the Person at the meeting.

15.7 Construction

Whenever the singular number is used in this Agreement, and when required by the context, the same includes the plural and vice versa, and the masculine gender includes the feminine and neuter genders and vice versa.

15.8 Waiver

No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement constitutes a waiver of such right or remedy. No waiver by a Member of any right or remedy under this Agreement is effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

15.9 Severability

Whenever possible, each provision of this Agreement is to be interpreted to be effective and valid under applicable law. However, if any provision of this Agreement is prohibited by or invalid under such law, it is deemed modified to conform to the minimum requirements of such law or, if for any reason it is not deemed so modified, it is prohibited or invalid only to the extent of such prohibition or invalidity without the remainder of the Agreement or any other provision being prohibited or invalid.

15.10 Binding

This Agreement is binding on and inures to the benefit of all Members, and each of the successors and assignees of the Members, except that rights or obligations of a Member under this Agreement may be assigned by the Member to another Person without first obtaining the written consent of all other Members.

15.11 Counterparts

This Agreement may be executed in counterparts, each of which is deemed an original and all of which constitutes one and the same instrument.

15.12 Governing Law

This Agreement is governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

In witness whereof, the individuals and entities signing this Agreement below conclusively evidence their agreement to the terms and conditions of this Agreement by so signing this Agreement.

James H. Smith (signature)

James H. Smith

Jimmy Paola (signature)

James Paola